RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC V6E 4A4

Red Metal Resources Announces Update on 2022 Exploration Program and
Marketing and Investor Relations Services

THUNDER BAY, ON, January 12, 2022 - Red Metal Resources Ltd. (the "Company" or "Red Metal") (CSE:RMES, OTCPINK:RMESF) is pleased to announce the start of the Company's 2022 exploration program.

Red Metal has confirmed a drill contractor to execute a 2,000-metre diamond drill program expected to start on January 25th.  Drill targets will be split between the known Farellon zone, previously drilled in 1996, 1997, 2009 and 2011, and targets identified along strike through surface sampling programs executed in 1996 and 2012.

The drill program will consist of up to six holes targeting down dip extents of known mineralization to approximately 175 metres vertical depth.  The mineralized zone is estimated to have a depth of approximately 500 metres based on historic mine records from the Carrizal Alto mine located three kilometres along strike on the same structure hosting the Farellon vein. A further four holes will target the same structure along strike where surface sampling in 2012 confirmed mineralized vein for a further three kilometres with assays of up to 5.78% Cu with 0.17% Co and 4.37% Cu with 0.06% Co.

Caitlin Jeffs, CEO and President of Red Metal Resources, commented, "2022 is going to be an exciting year to be a copper explorer and we are looking forward to expanding on our known zones, and also drill testing new targets with fantastic potential."

Marketing and Investor Relations

The Company is pleased to announce it has engaged Aktiencheck.de AG, owned by Stefan Lindam (collectively, "Aktiencheck"), for €50,000 for a European marketing and news dissemination program.  The length of such program depends upon the volume of the Company's future news flow. Aktiencheck is also managing the Company's application to list on the Frankfurt Stock Exchange. Over 3,000 international companies are listed on the Frankfurt Exchange, Red Metal anticipates the Frankfurt listing will help increase trading liquidity and facilitate investment in the Company by institutional and retail investors across Europe.

The Company has engaged Investment-Zirkel-München ("IZM") that offers several services including news dissemination, conference calls, real time investor forums and an active investors network throughout Europe. IZM has a select investor following that participate in both financings and open market buying. The IZM contract is for a two-year term at a cost of CAD$12,600.

In addition, the Company engaged James MacFarlane to provide investor relations services in Canada on a month-to-month basis for CAD$5,000 per month, and Richard Cavalli to provide market awareness services in the United States on a month-to-month basis at a cost of USD$5,000 per month.

Qualified Person

The technical information in this release has been reviewed and verified by Caitlin Jeffs, P. Geo., President, CEO of the Company and the Qualified Person as defined by National Instrument 43- 101

Health and Safety

The health and safety of our personnel and contractors is always top priority to Red Metal. The current situation presents new challenges above and beyond what we normally face while working in the field. Red Metal has implemented further measures to ensure the health and safety of all working on the Company's projects.

RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC V6E 4A4

About Red Metal Resources Ltd.

Red Metal Resources is a mineral exploration company focused on growth through acquiring, exploring and developing copper-cobalt-gold assets in Chile. The Company's projects are located in the prolific Candelaria iron oxide copper-gold (IOCG) belt of Chile's coastal Cordillera. Red Metal is quoted on the CSE under the symbol RMES and on OTC Link alternative trading system on the OTC Pink marketplace under the symbol RMESF.

Forward-Looking Statements

All statements in this press release, other than statements of historical fact, are "forward-looking information" within the meaning of applicable securities laws including, without limitation statements related to the description of its exploration plans. Red Metal provides forward-looking statements for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. These risks and uncertainties include but are not limited to exploration findings, results and recommendations, ability to raise adequate financing, receipt of required approvals and unprecedented market and economic risks associated with current unprecedented market and economic circumstances, as well as those risks and uncertainties identified and reported in Red Metal's public filings under its SEDAR profile at www.sedar.com. Although Red Metal has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Red Metal disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by law.

The CSE has not approved or disapproved the contents of this news release or passed upon the merits of any of the transactions described herein.

Neither the CSE nor its Regulation Services Providers (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

For more information, visit www.redmetalresources.com

Contact:

Red Metal Resources Ltd.

Caitlin Jeffs, P.Geo, CEO

1-866-907-5403

www.redmetalresources.com